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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                      CONSORCIO G GRUPO DINA, S.A. DE C.V.
                                (Name of Issuer)

                      CONSORCIO G GRUPO DINA, S.A. DE C.V.
                      (Name of Person(s) Filing Statement)

                 8% Convertible Subordinated Debentures due 2004
                         (Title of Class of Securities)

                                   210306 AB 2
                      (CUSIP Number of Class of Securities)


                                J. Ignacio Moreno
                             Chief Financial Officer
                      Consorcio G Grupo Dina, S.A. de C.V.
                               Tlacoquemecatl 41,
                               Colonia del Valle,
                           03100, Mexico D.F., Mexico
                                 (525) 420-3900
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
             Communications on Behalf of Person(s) Filing Statement)

                                 ---------------

                                    COPY TO:

                           R. Cabell Morris, Jr., Esq.
                                Winston & Strawn
                              35 West Wacker Drive
                             Chicago, Illinois 60601

                                 ---------------

                                  July 13, 1999
              (Date Tender Offer First Published, Sent or Given to
                                Security Holders)


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                             INTRODUCTORY STATEMENT

         This Amendment No. 1 (the "Amendment") amends the Issuer Tender Offer Statement on Schedule 13E-4 filed by Consorcio G Grupo Dina, S.A. de C.V., a Mexican corporation ("Grupo Dina"), with the Securities and Exchange Commission (the "SEC") on July 14, 1999, relating to an offer to purchase by Grupo Dina for cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated July 13, 1999 (the "Offer to Purchase") and the related Letter of Transmittal, up to $97,000,000 aggregate principal amount of the outstanding 8% Convertible Subordinated Debentures due 2004 (the "Debentures") issued by Grupo Dina.

         The Amendment constitutes the final amendment required by Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

         Terms used herein but not otherwise defined herein have the meanings ascribed thereto in the Offer to Purchase.

ITEM 1.           SECURITY AND ISSUER.

         Item 1(b) is hereby amended by adding the following paragraph:

                  The Tender Offer expired at 5:00 p.m., New York City time, on Tuesday, August 10, 1999. In accordance with the terms of the Tender Offer, Grupo Dina determined that the Minimum Tender Condition had not been satisfied. As a result, Grupo Dina did not accept for payment any Debentures tendered in the Tender Offer.

ITEM 8.           ADDITIONAL INFORMATION.

         Item 8(e) is hereby amended by incorporating by reference the information set forth in Item 1(b) above and Item 9 below.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended by adding the following exhibit thereto:

(a)      (7)      Text of Press Release issued by Grupo Dina, dated August 11,
                  1999.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          CONSORCIO G GRUPO DINA, S.A. DE C.V.


                                          By:       /s/ J. IGNACIO MORENO
                                             ---------------------------------
                                             Name:    J. Ignacio Moreno
                                             Title:    Chief Financial Officer

Dated:   August 11, 1999


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                                  EXHIBIT INDEX

EXHIBIT                             DESCRIPTION
-------                             -----------
(a)      (7)      Text of Press Release issued by Grupo Dina, dated August 11,
                  1999.

                                       4